UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD October 1, 2000 to December 31,2000 PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period October 1, 2000 through December 31, 2000.

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 12th day of February, 2001.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ Armando Pena
                                    --------------------------
                                        Armando Pena
                                        Treasurer

                                INDEX TO EXHIBITS




    Exhibit                                                        Transmission
    Number                          Exhibit                            Method


      1       October 2000 statement furnished by SWEPCO to      Electronic
              PSO and CPL detailing PSO and CPL's rail car charges

      2       November 2000 statement furnished by SWEPCO to      Electronic
              PSO and CPL detailing PSO and CPL's rail car charges

      3       December 2000 statement furnished by SWEPCO to      Electronic
              PSO and CPL detailing PSO and CPL's rail car charges



                 CENTRAL AND SOUTH WEST SERVICES, INC                 Exhibit 1

                   P.O. BOX 21928 TULSA, OKLAHOMA                   Page 1 of 4

                        TELEPHONE NUMBER (918) 594 - 2000

           STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY

             AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

October 2000
A.  NUMBER OF RAIL CARS SERVICED

SWEPCO              269         PSO    459     CPL            122

B.  AMOUNT OF EXPENDITURES:                                                                     SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:

PR4001  Direct Material to SWEPCO Coal Cars                                                            $133,140.07
PR4018  Stores Salvage - SWEPCO                                                                        (114,371.51)
PR4101  Direct Labor to SWEPCO Coal Cars                                                                 10,769.12
PR4101  Charges Other than Direct Labor                                                                      14.30
PR4104  Direct Labor to Rework SWEPCO Material                                                            7,589.47
PR4104  Charges Other than Direct Labor                                                                       8.14
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                                   0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                         0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                  3,270.69
PR4230  Payroll Taxes - Direct Labor - SWEPCO                                                             1,328.77
PR4238  Depreciation Expense - SWEPCO                                                                     7,896.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                                0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                          31,723.03
PR4272  Switching Fees - SWEPCO                                                                           3,714.18
PR4277  Repainting Coal Cars - SWEPCO                                                                         0.00

                 Total 100% SWEPCO Costs                                                                $85,082.26

COSTS ASSIGNED 100% TO CPL:                                                                     CPL
PR4003   Direct Material to CPL Coal Cars                                                              $116,988.06
PR4014   Inventory Carrying Charges - CPL                                                                 1,449.76
PR4021   Stores Salvage - CPL                                                                           (45,009.27)
PR4105   Direct Labor to CPL Coal Cars                                                                    6,237.77
PR4105   Charges Other than Direct Labor                                                                      3.56
PR4106   Direct Labor to Rework CPL Material                                                              3,522.20
PR4106   Charges Other than Direct Labor                                                                      0.35
PR4216   Ad Valorem Taxes - Facility - Direct - CPL                                                           0.00
PR4217   Employee Fringe Benefits - Direct Labor - CPL                                                    1,751.25
PR4218   Payroll taxes - Direct Labor - CPL                                                                 705.63
PR4240   Depreciation Expense - CPL                                                                           0.00
PR4269   Outside Maintenance of CPL Coal Cars                                                               824.32
PR4274   Switching Fees - CPL                                                                             1,082.46
PR4279   Repainting Coal Cars - CPL                                                                           0.00

                 Total 100% CPL Costs                                                                   $87,556.09
                                                                                                    Exhibit 1
                                                                                                   Page 2 of 4
COSTS ASSIGNED 100% TO PSO:                                                                     PSO
PR4002  Direct Material to PSO Coal Cars                                                               $108,885.85
PR4015  Inventory Carrying Charges - PSO                                                                  2,257.22
PR4019  Stores Salvage - PSO                                                                            (19,897.18)
PR4102  Direct Labor to PSO Coal Cars                                                                    17,068.38
PR4102  Charges Other than Direct Labor                                                                       0.11
PR4103  Direct Labor to Rework PSO Material                                                               2,837.12
PR4103  Charges Other than Direct Labor                                                                       0.13
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                            0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                     3,583.00
PR4231  Payroll Taxes - Direct Labor - PSO                                                                1,438.40
PR4239  Depreciation Expense - PSO                                                                            0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                              4,469.74
PR4273  Switching Fees - PSO                                                                                624.84
PR4278  Repainting Coal Cars - PSO                                                                            0.00

                Total 100% PSO Costs                                                                   $121,267.61
                                                                                                    Exhibit 1
                                                                                                   Page 3 of 4
COSTS TO BE SHARED {Ratio of Direct Labor}:                                                     SHARED
PR4010  Shop Material                                                                                    $3,805.65
PR4011  Small Tools                                                                                         846.46
PR4012  Facility Maintenance - Material                                                                  11,179.32
PR4013  Sale of Scrap (Cr.)                                                                                   0.00
PR4016  Switch Engine Operation and Maintenance                                                           4,984.23
PR4017  Equipment Operation and Maintenance                                                               2,442.57
PR4020  Stores Salvage - Joint                                                                                0.00
PR4110  Supervision                                                                                      13,158.02
PR4111  Clerical                                                                                          4,476.85
PR4112  Training and Safety                                                                               1,355.92
PR4113  General Shop Labor                                                                                4,222.62
PR4114  Facility Maintenance - Labor                                                                     12,412.03
PR4116  Switch Engine Operation and Maintenance                                                           9,308.57
PR4201  Ad Valorem Taxes - Facility                                                                           0.00
PR4520  Land Cr.                                                                                              0.00
PR4206  Data Processing Charges                                                                             574.40
PR4207  General Office Overhead                                                                             583.05
PR4210  Employee Activities                                                                                  15.00
PR4211  Employee Expenses                                                                                 2,773.85
PR4212  Employee Fringe Benefits                                                                          7,996.95
PR4215  Employee Sick Benefits                                                                                0.00
PR4220  Injuries and Damages                                                                                  0.00
PR4221  Insurance - Liability and Property                                                                4,884.88
PR4225  Maintenance of Facilities (Contracted)                                                            2,760.00
PR4226  Office Supplies and Expenses                                                                        704.26
PR4232  Payroll Taxes - Other                                                                             3,256.46
PR4233  Special Services                                                                                      0.00
PR4234  Utilities - Heat, Light, Power and Water                                                          5,218.28
PR4235  Utilities - Telephone                                                                               855.74
PR4236  Vehicle Expense                                                                                      64.06
PR4237  Depreciation Expense                                                                                  0.00
PR4250  Miscellaneous                                                                                        30.00
PR4262  Lease - Basic - All Except Coal Cars                                                                  0.00
PR4264  Lease - Supplemental Expenses - Facility                                                              0.00

               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                             $97,909.17

              SWEPCO                                 38.23%                                             $37,428.72
              CPL                                    20.32%                                             $19,898.08
              PSO                                    41.45%                                             $40,582.37
                                                                                                    Exhibit 1
                                                                                                   Page 4 of 4
              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                                     0.00
                          TOTAL COSTS FOR THE MONTH
                        SWEPCO                                                                         $122,510.98
                        CPL                                                                            $107,454.17
                        PSO                                                                            $161,849.98
C. COMPUTATION OF COST RATIO:
101, 104      Direct Labor SWEPCO                $18,358.59            38.23 %   SWEPCO
105, 106      Direct Labor CPL                     9,759.97            20.32     CPL
102, 103      Direct Labor PSO                    19,905.50            41.45     PSO
              Total Direct Labor                 $48,024.06           100.00 %


                            CENTRAL AND SOUTH WEST SERVICES, INC                                  Exhibit 2
                               P.O. BOX 21928 TULSA, OKLAHOMA                                    Page 1 of 4
                             TELEPHONE NUMBER (918) 594 - 2000
                          STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                             AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT
November 2000
A.  NUMBER OF RAIL CARS SERVICED

SWEPCO              336         PSO    156     CPL                    120

B.  AMOUNT OF EXPENDITURES:                                                                  SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:

PR4001  Direct Material to SWEPCO Coal Cars                                                          $103,029.22
PR4018  Stores Salvage - SWEPCO                                                                        25,900.62
PR4101  Direct Labor to SWEPCO Coal Cars                                                               22,798.74
PR4101  Charges Other than Direct Labor                                                                     4.81
PR4104  Direct Labor to Rework SWEPCO Material                                                          9,756.84
PR4104  Charges Other than Direct Labor                                                                     3.49
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                                 0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                       0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                6,383.46
PR4230  Payroll Taxes - Direct Labor - SWEPCO                                                           1,991.01
PR4238  Depreciation Expense - SWEPCO                                                                   7,896.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                              0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                        32,717.35
PR4272  Switching Fees - SWEPCO                                                                         2,628.10
PR4277  Repainting Coal Cars - SWEPCO                                                                       0.00

                 Total 100% SWEPCO Costs                                                             $213,109.64

COSTS ASSIGNED 100% TO CPL:                                                                  CPL

PR4003   Direct Material to CPL Coal Cars                                                                  $0.00
PR4014   Inventory Carrying Charges - CPL                                                               1,476.80
PR4021   Stores Salvage - CPL                                                                          26,314.28
PR4105   Direct Labor to CPL Coal Cars                                                                  1,205.27
PR4105   Charges Other than Direct Labor                                                                    2.77
PR4106   Direct Labor to Rework CPL Material                                                              196.24
PR4106   Charges Other than Direct Labor                                                                    1.63
PR4216   Ad Valorem Taxes - Facility- Direct- CPL                                                           0.00
PR4217   Employee Fringe Benefits - Direct Labor - CPL                                                    275.66
PR4218   Payroll taxes - Direct Labor - CPL                                                                85.65
PR4240   Depreciation Expense - CPL                                                                         0.00
PR4269   Outside Maintenance of CPL Coal Cars                                                           3,680.42
PR4274   Switching Fees - CPL                                                                           1,473.26
PR4279   Repainting Coal Cars - CPL                                                                         0.00

                 Total 100% CPL Costs                                                                 $34,711.98

                                                                                                  Exhibit 2
                                                                                                 Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                                  PSO
PR4002  Direct Material to PSO Coal Cars                                                              $58,717.49
PR4015  Inventory Carrying Charges - PSO                                                                2,299.32
PR4019  Stores Salvage - PSO                                                                          (21,538.87)
PR4102  Direct Labor to PSO Coal Cars                                                                   5,298.08
PR4102  Charges Other than Direct Labor                                                                     7.69
PR4103  Direct Labor to Rework PSO Material                                                             3,468.76
PR4103  Charges Other than Direct Labor                                                                     1.29
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                          0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                   1,724.37
PR4231  Payroll Taxes - Direct Labor - PSO                                                                535.91
PR4239  Depreciation Expense - PSO                                                                          0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                           17,296.48
PR4273  Switching Fees - PSO                                                                            4,753.71
PR4278  Repainting Coal Cars - PSO                                                                          0.00

                Total 100% PSO Costs                                                                  $72,564.23


                                                                                                  Exhibit 2

                                                                                                 Page 3 of 4
COSTS TO BE SHARED {Ratio of Direct Labor}:                                                  SHARED
PR4010  Shop Material                                                                                  $4,902.87
PR4011  Small Tools                                                                                     2,511.77
PR4012  Facility Maintenance - Material                                                                15,097.01
PR4013  Sale of Scrap (Cr.)                                                                                 0.00
PR4016  Switch Engine Operation and Maintenance                                                         2,324.82
PR4017  Equipment Operation and Maintenance                                                             2,846.48
PR4020  Stores Salvage - Joint                                                                              0.00
PR4110  Supervision                                                                                    12,433.38
PR4111  Clerical                                                                                        3,816.67
PR4112  Training and Safety                                                                                50.24
PR4113  General Shop Labor                                                                              6,393.20
PR4114  Facility Maintenance - Labor                                                                    6,253.23
PR4116  Switch Engine Operation and Maintenance                                                        11,341.71
PR4201  Ad Valorem Taxes - Facility                                                                         0.00
PR4203 Taxes - Other                                                                                        0.00
PR4601  Sale of Crops                                                                                       0.00
PR4206  Data Processing Charges                                                                           574.40
PR4207  General Office Overhead                                                                           583.05
PR4210  Employee Activities                                                                                22.30
PR4211  Employee Expenses                                                                               2,130.20
PR4212  Employee Fringe Benefits                                                                       11,724.28
PR4215  Employee Sick Benefits                                                                              0.00
PR4220  Injuries and Damages                                                                                0.00
PR4221  Insurance - Liability and Property                                                              2,138.87
PR4225  Maintenance of Facilities (Contracted)                                                          1,840.00
PR4226  Office Supplies and Expenses                                                                    4,243.28
PR4232  Payroll Taxes - Other                                                                           2,461.85
PR4233  Special Services                                                                                    0.00
PR4234  Utilities - Heat, Light, Power and Water                                                        6,580.48
PR4235  Utilities - Telephone                                                                             797.26
PR4236  Vehicle Expense                                                                                   113.23
PR4237  Depreciation Expense                                                                                0.00
PR4250  Miscellaneous                                                                                       0.00
PR4262  Lease - Basic - All Except Coal Cars                                                                0.00
PR4264  Lease - Supplemental Expenses - Facility                                                            0.00

               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                          $101,180.58
              SWEPCO                                 76.20%                                           $77,099.60
              CPL                                     3.28%                                            $3,318.72
              PSO                                    20.52%                                           $20,762.26

                                                                                                  Exhibit 2
                                                                                                 Page 4 of 4
              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                                   0.00

                          TOTAL COSTS FOR THE MONTH
                        SWEPCO                                                                       $290,209.24
                        CPL                                                                           $38,030.70
                        PSO                                                                           $93,326.49

C. COMPUTATION OF COST RATIO:
101, 104      Direct Labor SWEPCO                $32,555.58         76.20 %   SWEPCO
105, 106      Direct Labor CPL                     1,401.51          3.28 %   CPL
102, 103      Direct Labor PSO                     8,766.84         20.52 %   PSO

              Total Direct Labor                 $42,723.93        100.00 %


                               CENTRAL AND SOUTH WEST SERVICES, INC                                     Exhibit 3
                                  P.O. BOX 21928 TULSA, OKLAHOMA                                       Page 1 of 4
                                 TELEPHONE NUMBER (918) 594 - 2000
                             STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                                AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT
December 2000
A.  NUMBER OF RAIL CARS SERVICED

SWEPCO              397          PSO       0     CPL              10

B.  AMOUNT OF EXPENDITURES:                                                                         SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:

PR4001  Direct Material to SWEPCO Coal Cars                                                                $241,660.41
PR4018  Stores Salvage - SWEPCO                                                                            (169,361.64)
PR4101  Direct Labor to SWEPCO Coal Cars                                                                     21,602.16
PR4101  Charges Other than Direct Labor                                                                           9.67
PR4104  Direct Labor to Rework SWEPCO Material                                                                9,862.68
PR4104  Charges other than Direct Labor                                                                           4.19
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                                       0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                             0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                     12,396.69
PR4230  Payroll Taxes - Direct Labor - SWEPCO                                                                 2,189.30
PR4238  Depreciation Expense - SWEPCO                                                                         7,896.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                                    0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                              42,928.50
PR4272  Switching Fees - SWEPCO                                                                               3,093.06
PR4277  Repainting Coal Cars - SWEPCO                                                                             0.00

                 Total 100% SWEPCO Costs                                                                   $172,281.02

COSTS ASSIGNED 100% TO CPL:                                                                         CPL
PR4003   Direct Material to CPL Coal Cars                                                                    62,871.64
PR4014   Inventory Carrying Charges - CPL                                                                     1,421.47
PR4021   Stores Salvage - CPL                                                                               (32,679.88)
PR4105   Direct Labor to CPL Coal Cars                                                                        8,905.52
PR4105   Charges Other thanDirect Labor                                                                           0.51
PR4106   Direct Labor to Rework CPL Material.                                                                 2,522.93
PR4106   Charges Other than Direct Labor                                                                          0.08
PR4216   Ad Valorem Taxes - Facility - Direct - CPL                                                               0.00
PR4217   Employee Fringe Benefits - Direct Labor - CPL                                                        4,502.62
PR4218   Payroll taxes - Direct Labor - CPL                                                                     795.20
PR4240   Depreciation Expense - CPL                                                                               0.00
PR4269   Outside Maintenance of CPL Coal Cars                                                                10,839.74
PR4274   Switching Fees - CPL                                                                                 1,797.47
PR4279   Repainting Coal Cars - CPL                                                                               0.00

                 Total 100% CPL Costs                                                                       $60,977.30


                                                                                                        Exhibit 3
                                                                                                       Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                                         PSO
PR4002  Direct Material to PSO Coal Cars                                                                         $0.00
PR4015  Inventory Carrying Charges - PSO                                                                      2,213.17
PR4019  Stores Salvage - PSO                                                                                (14,915.96)
PR4102  Direct Labor to PSO Coal Cars                                                                             0.00
PR4102  Charges Other than Direct Labor                                                                           2.24
PR4103  Direct Labor to Rework PSO Material                                                                   2,347.13
PR4103  Charges Other than Direct Labor                                                                           1.49
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                                0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                           924.74
PR4231  Payroll Taxes - Direct Labor - PSO                                                                      163.29
PR4239  Depreciation Expense - PSO                                                                                0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                                  6,487.66
PR4273  Switching Fees - PSO                                                                                  1,316.60
PR4278  Repainting Coal Cars - PSO                                                                                0.00

                Total 100% PSO Costs                                                                        ($1,459.64)

                                                                                                        Exhibit 3
                                                                                                       Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                         SHARED
PR4010  Shop Material                                                                                        $6,114.32
PR4011  Small Tools                                                                                           1,976.02
PR4012  Facility Maintenance - Material                                                                       8,616.67
PR4013  Sale of Scrap (Cr.)                                                                                  (8,489.71)
PR4016  Switch Engine Operation and Maintenance                                                              29,745.28
PR4017  Equipment Operation and Maintenance                                                                   3,796.76
PR4020  Stores Salvage - Joint                                                                                    0.00
PR4110  Supervision                                                                                          13,251.47
PR4111  Clerical                                                                                              4,267.12
PR4112  Training and Safety                                                                                     687.46
PR4113  General Shop Labor                                                                                    7,255.07
PR4114  Facility Maintenance - Labor                                                                          5,874.35
PR4116  Switch Engine Operation and Maintenance                                                              10,752.53
PR4201  Ad Valorem Taxes - Facility                                                                               0.00
PR4520  Land Cr.                                                                                                  0.00
PR4206  Data Processing Charges                                                                                 574.40
PR4207  General Office Overhead                                                                                 583.05
PR4210  Employee Activities                                                                                     347.00
PR4211  Employee Expenses                                                                                     3,411.75
PR4212  Employee Fringe Benefits                                                                             18,118.42
PR4215  Employee Sick Benefits                                                                                    0.00
PR4220  Injuries and Damages                                                                                      0.00
PR4221  Insurance - Liability and Property                                                                    2,138.87
PR4225  Maintenance of Facilities (Contracted)                                                                2,760.00
PR4226  Office Supplies and Expenses                                                                          1,363.61
PR4232  Payroll Taxes - Other                                                                                 2,929.14
PR4233  Special Services                                                                                          0.00
PR4234  Utilities - Heat, Light, Power and Water                                                             17,591.43
PR4235  Utilities - Telephone                                                                                   697.24
PR4236  Vehicle Expense                                                                                          32.44
PR4237  Depreciation Expense                                                                                      0.00
PR4250  Miscellaneous                                                                                           370.00
PR4262  Lease - Basic - All Except Coal Cars                                                                      0.00
PR4264  Lease - Supplemental Expenses - Facility                                                                  0.00

               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                                $134,764.69
              SWEPCO                                   69.55%                                               $93,728.84
              CPL                                      25.26%                                               $34,044.26
              PSO                                       5.19%                                                $6,991.59

                                                                                                        Exhibit 3
                                                                                                       Page 4 of 4
              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                                         0.00

                          TOTAL COSTS FOR THE MONTH
                        SWEPCO                                                                             $266,009.86
                        CPL                                                                                 $95,021.56
                        PSO                                                                                  $5,531.95

C. COMPUTATION OF COST RATIO:
101, 104      Direct Labor SWEPCO                  $31,464.84            69.55 %   SWEPCO
105, 106      Direct Labor CPL                      11,428.45            25.26 %   CPL
102, 103      Direct Labor PSO                       2,347.13             5.19 %   PSO

              Total Direct Labor                   $45,240.42           100.00 %